SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                          RESORT INCOME INVESTORS, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    761165109
                                    ---------
                      (CUSIP Number of Class of Securities)


                                   John Levin
                        c/o Credit Research & Trading LLC
                                One Fawcett Place
                          Greenwich, Connecticut 06830
                                 (203) 629-6456
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)




                                  June 25, 1997
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                         (Continued on following pages)





                         Exhibit Index Appears on Page 6

                                Page 1 of 7 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 761165109
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Credit Research & Trading LLC
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) |X|
                                                                (b) |_|

--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Connecticut
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              192,000
        NUMBER OF
          SHARES           -----------------------------------------------------
       BENEFICIALLY          8.          SHARED VOTING POWER
         OWNED BY
           EACH                               0
        REPORTING          -----------------------------------------------------
       PERSON WITH           9.          SOLE DISPOSITIVE POWER

                                              192,000
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   192,000
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                |_|

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                4.6%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       BD
================================================================================


                                Page 2 of 7 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 761165109
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       John Levin
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) |X|
                                                                (b) |_|

--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       PF
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                        |_|

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              29,147
        NUMBER OF
          SHARES           -----------------------------------------------------
       BENEFICIALLY         8.          SHARED VOTING POWER
        OWNED BY
          EACH                               0
        REPORTING          -----------------------------------------------------
       PERSON WITH           9.          SOLE DISPOSITIVE POWER

                                              29,147
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   29,147
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                |_|

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0.7%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================


                                Page 3 of 7 Pages

Item 1.           Security and Issuer.

         This Amendment No. 1 ("Amendment") amends the statement on Schedule 13D filed by the Reporting Persons with the Commission on June 2, 1997 (the "Statement") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Resort Income Investors, Inc., a Delaware corporation ("Resort"), which has its principal executive offices at 150 South Wacker Drive, Suite 2900, Chicago, IL 60606. This Amendment supplements and, to the extent inconsistent therewith, amends only the information set forth in Item 4 of the Statement.


Item 4.           Purpose of Transaction.

                  CRT acquired the Common Stock of Resort in the over-the-counter market in the ordinary course of business for investment purposes. John Levin acquired the Common Stock of Resort from CRT in a privately negotiated transaction. At Resort's annual stockholder meeting held on June 25, 1997, the Reporting Persons presented the letter attached hereto as Exhibit A and incorporated by reference herein. In addition, the Reporting Persons may seek to pursue further courses of action which they believe would maximize the value of Resort for the benefit of Resort's shareholders. However, the Reporting Persons reserve the right to change their intentions in the future.


Item 7.           Material to be Filed as Exhibits.


Exhibit A Letter dated June 25, 1997 from the Reporting Persons to the Board of Directors and Shareholders of Resort.

                                Page 4 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each such person or entity certifies that the information set forth in this Amendment is true, complete and correct and agrees that this Amendment is filed on behalf of each of them.


Dated:  July 3, 1997

                                            CREDIT RESEARCH & TRADING LLC


                                            By: /s/ J. Christopher Young
                                               ---------------------------------
                                                J. Christopher Young
                                                Managing Director and Partner



                                            By: /s/ John Levin
                                               ---------------------------------
                                               John Levin





                                Page 5 of 7 Pages

                                  Exhibit Index



                                                                     Page No.

Exhibit A                 Letter dated June 25, 1997                    7
                          from the Reporting Person to
                          the Board of Directors and
                          Shareholders of Resort.






                                Page 6 of 7 Pages

                          CREDIT RESEARCH & TRADING LLC          Exhibit A
                     One Fawcett Place o Greenwich, CT 06830
                      Tel: 203-629-6400 o Fax: 203-629-6499

                                                                 June 25, 1997

To the Board of Directors and Shareholders
  of Resort Income Investors, Inc.
Chicago, Illinois

As noticed in a Schedule 13D filed jointly by Credit Research & Trading LLC and John Levin (together the "CRT Shareholders") on May 22, 1997, the CRT Shareholders own 221,147 shares of the Common Stock of Resort Income Investors, Inc. ("RII" or the "Company"). The CRT Shareholders, as a group, are the largest shareholder of the Company. By their presence on this date at the Company's Annual Meeting of Stockholders the CRT Shareholders request and demand the following:

1. The immediate resignation of John R. Young and Daniel D. Lane as both officers and directors of the Company. During 1994 and 1995 both of these individuals served on the Company's Audit Committee and as Independent Directors and approved or were responsible for approving loans made by the Company under circumstances and terms which were harmful to the Company and its shareholders and which resulted in disgorgement of the Company's assets for unfair and inadequate consideration. In addition, during 1994 and 1995 these individuals approved or were responsible for approving the publicly reported financial statements of the Company which contained material misstatements of facts and/or material omissions. These two individuals have violated their fiduciary duty to the Company and its shareholders, and their continued participation in the Company's affairs as its only executive officers and as two of its three directors is contrary to the best interests of the Company or its shareholders, and in addition, serves as a hindrance for the Company obtaining the maximum possible value for its investors through exploitation and liquidation of its assets.

2. The immediate appointment, or, at the soonest possible time, the election by the Company's shareholders, of two qualified individuals, at least one of which shall be nominated by the CRT Shareholders, to serve as Independent Directors of the Company.

3. Pursuit of claims by the Company against its pre-June, 1995 directors and its auditor, Deloitte & Touche LLP, for damages to the Company caused by their assisting the Company's officers in the preparation and public reporting of Company financial statements which contained material misstatements of facts and/or material omissions.

John Levin
Senior Vice President and Principal

                                Page 7 of 7 Pages